U.S. Securities and Exchange Commission
Division of Investment Management

October 10, 2023

VIA E-MAIL

Thomas V. Bohac Jr., Esq.
Locke Lord LLP
111 South Wacker Drive, Suite 4200
Chicago, IL 60606

Re: Abacus Equity Income Fund
File No. 333-274405

Dear Mr. Bohac,

On September 7, 2023, you filed a registration statement on Form N-2 on behalf of Abacus Equity Income Fund (the “Fund”). We have reviewed the registration statement and our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement as filed on EDGAR. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the Fund’s registration statement.

PROSPECTUS

Cover page

1. The disclosure says the Fund will offer to repurchase at least 5% of its total outstanding shares on a quarterly basis starting in March 2024, approximately six months following the effective date of the initial offering of the shares. Please revise this date to confirm that the first offering is at least six months from the date of effectiveness.

2. The Fund’s name includes “equity income” which indicates a type of investment. A fund with a name that suggests the fund focuses on a particular type of investment must invest at least 80% of its assets in the type of investment suggested by the name. Please revise the disclosure to comply with Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”).

3. The Fund will invest principally in life settlements, individual annuities and single premium income annuities ("Mortality Contracts") and assets similar to or derivative of Mortality Contracts, referred to as "Longevity Assets." Please provide an analysis as to the legal status of **each** of the Fund's investments as securities under the federal securities laws and the status of the Fund as an investment company under Section 3 of the 1940 Act.

4. The disclosure, "An investment in the shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity, other than liquidity provided through the Fund's quarterly repurchase policy" is repeated twice on the same page. Please delete in one place to avoid duplication.

5. The cover page to the prospectus includes significant risks of investing in the Fund's shares.

   a) Please include the following risk factors:

      - Investments in Longevity Assets are highly speculative, and involves risks that the Fund may not be able to collect on the insurance policy and the insured may live longer than anticipated.
      - Longevity Assets are illiquid and cannot be readily sold.
      - There is no readily available market for the Fund's primary investments. Therefore, the calculation of the Fund's net asset value involves many assumptions and could be wrong.
      - Investing in Longevity Assets involves risks that the Fund may not be able to collect on the insurance policy and the insured may live longer than anticipated.
      - The amount of distributions that the Fund may pay, if any, is uncertain.
      - The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors. Also, the Fund may pay distributions from return of capital which is a distribution of the shareholders' investment.

   b) Currently, the fourth bullet says, "The Fund will make quarterly offers to repurchase a portion of the outstanding shares…" As is, this bullet does not read as a risk factor, but rather reads as a statement on liquidity offered.

Please revise. For example, "The Fund will **only** make quarterly offers to repurchase a portion of the outstanding shares…"

c) Several of the bullets listed are duplicative and disclose there is limited liquidity. Please consolidate any related bullets.

6. Under the heading, "Investment Objective,"

a) The Fund has "income" in its name. The term "equity income" suggests that a fund focuses its investments on equities and has an investment objective or strategy of achieving current income. Please explain why the investment objective does not correlate with the name. We may have additional comments.

b) Please describe the following terms in Plain English: tertiary market, non-variable life insurance contracts, individual annuities, and individual single premium income annuities. (page 1)

7. Under the heading, "Investment Strategy and Criteria used in Selecting Investments in Longevity Assets,"

a) The disclosure says the Fund "will provide an attractive risk-adjusted return."

i. Please disclose how the Fund would obtain an attractive risk-adjusted return through investments in Longevity Assets.

ii. Please include in this discussion that, given the lack of a trading market in the Fund's shares, that a return would be realized only through the limited repurchase offers of the Fund.

b) Please disclose in this section how the Fund will be acquiring the Longevity assets.

c) Please explain and disclose in plain English what is meant by "stochastic properties of the Longevity Assets."

d) Please briefly describe the factors considered by the technology provided by the Sponsor's affiliate when determining whether to buy or sell a Longevity Asset.

e) Please describe the Longevity Market Methodologies in greater detail. (page 1)

8. Under the heading, “Management of the Fund,”

   a) Please confirm Longevity Wealth Advisors, LLC is a registered investment adviser. Based on a recent investment adviser search, the firm is not currently registered. Please explain to us why the adviser is not registered and when it anticipates registering.

   b) There appears to be no CCO or contact person listed for the investment adviser in its Form ADV. Please include the next time you update Form ADV.

   c) The website, http://www.longevitywealthadvisors.com, appears to be inactive. Please explain why the website is inactive and whether the Fund’s investment adviser has an active website. (page 2)

9. Under the heading, “Fund Expenses,”

   a) In footnote (3), disclosure says shareholders may be subject to a CDSC. Please provide a cross-reference to disclosure as to the conditions an investor would be charged a CDSC. (page 3)

   b) In footnote (5) to the fee table, the disclosure says the amounts shown in the table assume that the Fund sells $250,000,000 worth of shares during the twelve months following effectiveness of the registration statement. Please indicate the basis for selecting that amount of assets under management, and explain why is it appropriate to assume that the Fund will be able to attract that particular level of investment during the first twelve months of the continuous offering of its shares.

10. Under the heading, “Management Fee,”

   a) The disclosure says the Fund pays the Manager a management fee of 1.45% per annum of the average daily assets under management. However, the fee table says the management fee is based on “net asset value” and not daily assets under management. Please revise and disclose consistently. (page 4)

   b) Please explain to us the purpose of the “Catch-Up payment”, and why it is not in effect an incentive fee. (page 4)

11. Under the heading, “Fund Structure,” the investment objective is different than previously described in the registration statement on page 1. Please revise. (page 4)

12. Under the heading, “Investments in Other Investment Companies,” please disclose what percentage the Fund will invest in private funds. (page 5)

13. Under the heading, "Line of Credit," the disclosure states the following: "[t]he Fund will ensure that a credit line and/or a percentage of its net assets equal to…" Please delete reference to use of the credit line and conform the disclosure to the requirements under Rule 23c-3(b)(10)(i). (page 5)

14. Please advise how the Fund will disclose its portfolio holdings of Fund assets to shareholders in its periodic reports, including whether each policy will be identified or whether a summary of the pertinent data, *e.g.*, age and gender, will be included.

15. Under the heading, "Incomplete Information," disclosure says, "In response to questions and requests and in connection with due diligence meetings and other communications, the Manger may provide additional information to certain investors that it does not provide to other investors."

    a) Please explain what types of information would be provided only to certain investors; and

    b) Why the Manager would provide additional information to only certain investors and how this complies with the Manager's fiduciary duty to its clients. *See e.g.*, Private Fund Advisers; Documentation of Registered Investment Adviser Compliance Review, Release No. IA-6383 (Aug. 23, 2023) (discussion of preferential treatment); Rule 211(h)(2)-3 (Preferential Treatment). (page 5)

16. Under the heading, "Limited Liquidity" and "Illiquidity of the Shares; Restrictions on Transfer," the disclosure says shareholders generally may not transfer, assign or sell all or any part of their shares to any other person, in whole or in part, "(i) without the prior written consent of the Manager, which may be granted or withheld in its discretion." Please disclose the various reasons the Manager would withhold consent. (page 5-6)

17. Under the heading, "Recourse to the Fund's Assets," disclosure says, "The Fund **may** be subject to registration under the Exchange Act if the Fund has assets above $10 million and more than 2,000 holders of shares, which would increase the Fund's costs and require substantial attention from management."

    a) Please explain to us why this "may" occur because if the Fund hits these limits, the Fund will become subject to registration under the Exchange Act.

    b) Please explain whether the Fund intends to limit itself to 2,000 shareholders. (page 7)

18. Under the heading, "Risks associated with Longevity Assets," please provide the SEC staff a copy of the Longevity Market Methodology™. We may have additional comments. (page 8)

19. Under the heading, "Litigation Risk,"

    a) Please disclose the risks of increased Fund expenses due to litigation, both as plaintiff and defendant. (page 8)

    b) Please disclose whether the Fund may sell a Mortality Contract where the insurer has refused payment and the extent of the market for such assets where the insurer has refused payment. Please also disclose that an insurer's refusal to pay both negatively impacts the Fund's ability to make distributions and results in a loss to the investment and to the Fund's net asset value. (page 8)

20. Under the heading, "Borrowings by the Fund: Use of Leverage," the disclosure says that the "Fund may incur leverage by borrowing money from banks or other institutions, including loans made under certain Mortality Contracts owned by the Fund by the Mortality Contract issuers." Please supplementally explain if any Mortality Contract issuers are affiliates of the Fund or Manager. (page 9)

21. Under the heading, "Cross Trades," the disclosure says the Fund intends to purchase life settlements directly from Abacus Settlements, LLC. Please advise:

    a) Whether there are any other brokers that will sell longevity assets to the Fund;

    b) Whether there are any business relationships or other connections between any broker and the Fund;

    c) Whether the Fund pays commissions or makes other payments to a provider, a broker, or an individual which sells Longevity Assets to the Fund;

    d) Whether these commissions are "capitalized" as a spread in the purchase price; and, if so, please disclose the typical or average commission paid on the purchase or sale of life settlements;

    e) What percentage of assets may be invested in the Mortality Contracts issued by any one life insurance company;

    f) The disclosure states the following: "[a]ny transactions between an affiliate of the Manager and the Fund will be effected only at prices which are at or below market valuation price used in the Fund's valuation guidelines and will be subject to the oversight and approval of the independent trustees. The Fund will not engage in principal trades with an affiliate unless it receives appropriate approvals from shareholders."

i. Please supplementally explain how these transactions between an affiliate of the Manager and the Fund comply with section 17 of the 1940 Act and the rules thereunder.

ii. Please explain how shareholder and independent trustee approval permit a prohibited joint transaction under section 17(d) of the 1940 Act. Please explain if the Fund has, or is seeking, exemptive relief to enter into joint transactions.

g) Please advise whether the Fund could be construed to be engaged in the business of distributing the securities of any one or more insurance companies.

i. Even if the Fund is not so engaged, in order to make an informed investment decision on whether to invest in the Fund, please advise whether investors will be given additional information about the life insurance companies obligated to make payments on the Longevity Assets in which the Fund invests. If not, please tell us why not.

h) Please advise whether the Fund will provide additional information (*e.g.*, brokerage commissions) about the brokers selling Longevity Assets to the Fund. If not, please tell us why not.

22. Under the heading, "Longevity Asset Acquisition Risk," disclosure says, "The period required for the Fund to be fully invested could be extremely long…" In addition, disclosure on page 23, under the heading, "Use of Proceeds," says "shares will be invested ... as soon as practicable." Please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective (*e.g*., 3 months). If the time period is more than 3 months, please disclose the reason for the delay. *See* Guide 1 to Form N-2.

23. Under the heading, "Validity of (updated) Underwriting Tables Used by Medical Underwriters for Certain Mortality Contracts" disclosure says, "Longevity Assets will be valued using an amended form of the U.S. Society of Actuaries 2015 Valuation Basic Table." However, earlier in the registration statement, disclosure says Longevity Assets will be based on proprietary methods. Please correct this inconsistency. (page 11)

24. Under the heading, "Compliance with State Insurance Laws,"

a) Please provide us with your legal analysis on the regulations, if any, applicable to the Fund under the insurance laws and regulations of the states in which it intends to do business.

b) Please confirm to us that the Fund's proposed operations are fully consistent with the laws and regulations of the states in which it intends to do business.

c) Please advise whether the Fund has written approvals, or similar documents, from the applicable state insurance regulatory agencies and legal opinions from Fund counsel. If so, please include these as exhibits to the registration statement. (page 14)

25. Under the heading, "Longevity Asset Variables," please include the first sentence of this paragraph to the principal investment strategy section. This sentence says, "The Fund expects to assemble a pool of Longevity Assets with distinct terms and provisions with respect to the purchase price, premium payments, face amount and life expectancy of the insured." (page 15)

26. Under the heading, "Risk of Certain Mortality Contracts Being Deemed Securities," please revise the disclosure which says "the Fund…could potentially, (have) the obligation to register as an "Investment Company" pursuant to the (1940 Act)" as the Fund is registering, and has filed this registration statement, as a registered investment company under the 1940 Act. (page 16)

27. Under the heading, "Concentration and Diversification of Mortality Contract Issuers," please include the first sentence of this paragraph in the principal investment strategy section. The sentence says, "The Fund intends to diversify its portfolio by investing in a variety of Longevity Assets issued by several different Mortality Contract issuers." (page 17)

28. Under the heading "Tax Risks," please disclose any tax risks related to the streams of payments from life settlements, annuities, structured settlements. (page 18)

29. Under the heading, "Custodian," please disclose the phases of Mortality Contract and Longevity Asset transactions and how the Fund's custodian will maintain custody of the Fund's assets. (page 21)

30. On page 22, under (1), please change "not more than 100 shares" to "less than 100 shares." See Rule 23c-3(b)(5)(i) under the 1940 Act.

31. Under the heading, "Investment Policies,"

a) Please explain to us why "Needs Check" is in parentheses and what this means.

b) Disclosure says, "The primary focus of the Fund is to effectively deploy the proceeds of its offering into a diverse and actively managed portfolio consisting mainly of tertiary market non-variable individual life insurance contracts, individual annuities, and individual single premium income

annuities." Please discuss any intended allocation among these investment types. (page 25)

32. The Registration Statement states on page 26 that the Fund may hold certain assets, particularly non-U.S. Longevity Assets in non-U.S. subsidiaries. Please note that "subsidiary," when used in the comments below, refers to an entity (regardless of whether the Fund set up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets. Regarding any subsidiary of the Fund, please disclose:

    a) Whether the subsidiaries will be wholly or majority owned. We may have additional comments.

    b) That the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the subsidiary;

    c) That the Fund will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary's debt as its own;

    d) Any investment adviser to the subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the subsidiary's investment advisory agreements may be combined;

    e) That the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Also, please identify the custodian of the subsidiary; and

    f) That the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of an entity that invests in a subsidiary should reflect aggregate operations of the entity and the subsidiary.

    g) Please also confirm in correspondence that:

        i. If the subsidiary is wholly-owned, the subsidiary's management fee (including any performance fee) will be included in "Management

Fees" and the subsidiary's expenses will be included in "Other Expenses" in the Company's fee table requested below;

ii. The subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States;

iii. The subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder; and

iv. Whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

33. Under the heading, "Net Asset Value (NAV), disclosure says "Investments may be priced by a method that the Board or Longevity Market Technologies, LLC believe reflect fair value." Please clarify this disclosure to say the Board has the ultimate responsibility on valuation. (page 34)

34. Under the heading, "Anti-Takeover Provisions In The Declaration Of Trust," please submit to the SEC staff the Fund's Declaration of Trust. We reserve comment on this section until the Fund has filed its Declaration of Trust. Please do so sufficiently in advance of desired effectiveness to afford the staff adequate time to review and comment on this material and for the Fund to respond to any comments, which may be substantial. (page 44)

STATEMENT OF ADDITIONAL INFORMATION

35. Please include in the fundamental policies with respect to repurchase offers:

    a) Dates of repurchase request deadlines (or how to determine those dates); and

    b) The maximum time between each repurchase request deadline and the next repurchase pricing deadline. See Rule 22c-3(b)(2)(i). (page A-3)

36. Under the heading, "Affiliated Transactions Restrictions,"

    a) The disclosure says, "However, the Fund and its affiliates may from time to time engage in certain join transactions, purchases, sales and loans in reliance upon and incompliance with the conditions of certain positions promulgated by the SEC and its staff." Please supplementally explain to us what are these "certain positions." For example, if this is referring to SEC staff no-action letters, please identify those staff letters.

b) The disclosure says, "In particular, the Fund expects to engage Abacus Settlements, LLC as its primary life settlement broker and Longevity Market Assets will engage in purchase and sale transactions with the Fund."

i. Please supplementally explain how the Fund will comply with section 17(e) and rules thereunder with respect to engaging the Manager's affiliate, Abacus Settlements, LLC as its primary life settlement broker.

ii. Please similarly explain how the Fund will comply with section 17(d) and/or 17(a) and rules thereunder by engaging in purchase and sale transactions with Longevity Market Assets. (page A-4)

37. Under the heading "Experience and Qualifications of Trustees," please identify which Trustees are interested pursuant to Section 2(a)(19) of the 1940 Act. For each director who is an interested person of the Registrant, please describe, in a footnote or otherwise, the relationship, events, or transactions by reason of which the director is an interested person. *See* Item 18(1), Instruction 2 of Form N-2. (page A-7)

38. Under the heading, "Original Issue Discount, Market Discount," Please disclose the following:

a) The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at maturity;

b) The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

c) Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest in cash;

d) PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

e) Use of PIK and OID securities may provide certain benefits to the Adviser including increasing management fees; and

f) The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash

distributions may have to be paid from offering proceeds or the sale of fund assets.

ACCOUNTING COMMENTS

39. Currently there is no line item in the fee table for acquired fund fees and expenses ("AFFE"). Please confirm the Fund does not expect to incur any during its first year of operation or that such fees are less than one basis point of average net assets of the Fund and are included within "other" expenses. Otherwise, please add a caption for the AFFE and estimate the amounts the Fund expects to pay during the first year of operations. (page 3)

40. Please confirm that the amounts for the 1,3, 5 and 10 years in the expense example are based on a $1,000 investment as indicated in the description. (page 3-4)

41. Please provide a revised expense example that will include the effect of the sales load. (page 4)

42. Please ensure the management fee calculation aligns with the calculation included in the Investment Advisory Contract. (page 4)

GENERAL COMMENTS

43. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

44. We note that portions of the filing, including the Fund's financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

45. If applicable, please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

46. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6478 or email me at vroman-leea@sec.gov.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel

cc: Michael J. Spratt, Assistant Director
Thankam Varghese, Branch Chief
Megan Miller, Staff Accountant